Filed pursuant to Rule 424(b)(3)

File No. 333-276309

STEPSTONE PRIVATE CREDIT INCOME FUND (THE “FUND”)
Supplement Dated September 22, 2026
To
Prospectus Dated APRIL 30, 2026, as supplemented july 31, 2026 (the “Prospectus”)

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The following disclosure is added immediately after the sixth paragraph in the section of the Prospectus entitled “Investment Program–Leverage”:

On September 15, 2026, the Fund, as collateral manager, and its special purpose wholly-owned subsidiary, CRDEX II LLC (“CRDEX II”), as borrower, entered into a Credit Agreement (the “GS Credit Agreement”) with Goldman Sachs Bank USA, as the administrative agent, syndication agent and calculation agent (“Goldman”), UMB Bank, National Association, as the collateral administrator, collateral custodian and collateral agent (“UMB”), and the lenders party thereto from time to time, to provide CRDEX II with a revolving credit facility (the “GS CRDEX II Credit Facility”). The lenders have made aggregate commitments of $250.0 million under the GS CRDEX II Credit Facility, which will be available to draw in U.S. dollars. Borrowings under the GS CRDEX II Credit Facility will generally bear interest at a rate per annum equal to term SOFR (subject to a 0.0% floor) plus a margin of 1.90%, subject to a deemed minimum utilization amount. Amounts available for borrowing under the GS CRDEX II Credit Facility are subject to a borrowing base that applies a variable advance rate depending on asset type and eligibility requirements. Borrowings under the GS CRDEX II Credit Facility are secured by all of the assets held by CRDEX II and by a pledge by CRDEX II Holdings LLC (“CRDEX II Holdings”) of all of the equity interests held by it in CRDEX II. In connection with the GS CRDEX II Credit Facility, CRDEX II is required to pay a non-use fee on undrawn amounts, subject to a deemed minimum utilization amount. The GS Credit Agreement includes customary covenants, reporting requirements, and other customary requirements applicable with respect to the Fund, CRDEX II Holdings and CRDEX II and provides for events of default and acceleration provisions customary for a facility of its type. The reinvestment period end date (after which no borrowings may be drawn under the GS CRDEX II Credit Facility) and the maturity date under the GS CRDEX II Credit Facility are scheduled for September 15, 2029 and September 15, 2031, respectively, unless the GS Credit Agreement is sooner terminated in accordance with its terms.

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PLEASE KEEP THIS SUPPLEMENT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE.